UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2021

Commission File Number: 001-35129

Arcos Dorados Holdings Inc.

(Exact name of registrant as specified in its charter)

Dr. Luis Bonavita 1294, Office 501

Montevideo, Uruguay, 11300 WTC Free Zone

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ARCOS DORADOS HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.	Press Release dated January 21, 2021 titled “Arcos Dorados Reports Fourth Quarter 2020 Comparable Sales and Provides an Outlook for 2021”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Arcos Dorados Holdings Inc.

By:	/s/ Juan David Bastidas
	Name:	Juan David Bastidas
	Title:	Chief Legal Counsel

Date: January 21, 2021

Item 1

FOR IMMEDIATE RELEASE

ARCOS DORADOS REPORTS FOURTH QUARTER 2020 COMPARABLE SALES AND PROVIDES AN OUTLOOK FOR 2021

Sales recovery remained strong through the end of 2020 in all four divisions

Expect 40 to 50 new restaurant openings, $110 to $130 million of total capital expenditures and a normalization of financial leverage levels in 2021

Growth Support from McDonald’s expected to result in a consolidated effective royalty rate of about 5.3% for 2021

Montevideo, Uruguay, January 21, 2021 – Arcos Dorados Holdings, Inc. (NYSE: ARCO) (“Arcos Dorados” or the “Company”), Latin America’s largest restaurant chain and the world’s largest independent McDonald’s franchisee, today reported its systemwide comparable sales results for the fourth quarter and full year ended December 31, 2020, ahead of its quarterly earnings announcement planned for March 17, 2021. The Company also provided a business update, including its outlook and strategic priorities for the full year 2021.

“We begin this new calendar year with renewed optimism for our business and the McDonald’s brand in Latin America. The lessons learned in 2020 have undoubtedly served to unite our team as well as bring us closer to the guests and communities we serve. Although we have not yet reached the Full Revival Phase of our plan, we expect to do so this year and Arcos Dorados is clearly the best-positioned restaurant operator in Latin America and the Caribbean. In 2021, we plan to gain meaningful market share, resume normalized operations and self-fund investments in unit growth as well as extending our significant lead in the industry’s digital race,” said Marcelo Rabach, Arcos Dorados’ Chief Executive Officer.

“This starts with being recognized as the safest restaurant experience in Latin America and the Caribbean, supported by our McProtegidos (McSafe) Program. We will build on our Three D’s strategy, leveraging our unmatched Drive-Thru restaurant footprint, evolving our leading Delivery platform and expanding our Digital capabilities. We expect to deliver sales growth with our compelling portfolio of core products and the resumption of a strong family-oriented marketing calendar in 2021. We have also reached an agreement with McDonald’s to receive Growth Support, which is expected to keep the 2021 effective royalty rate at about 5.3% of sales versus the 6.0% stipulated by the Master Franchise Agreement. Finally, our profitability and operating cash flow should accelerate throughout the year on the back of recovering sales and disciplined cost, expense and cash management.”

2020 Systemwide Comparable Sales by Division, excl. Venezuela

	Increase / (Decrease)
	2020 Quarter Ended				Full Year
	March 31	June 30	September 30	December 31	2020
Systemwide Comparable Sales
Brazil	(6.0)%	(46.3)%	(26.2)%	(10.6)%	(21.8)%
Caribbean, excl. Venezuela	(10.2)%	(40.4)%	1.0%	7.4%	(10.4)%
NOLAD	(6.3)%	(50.7)%	(35.6)%	(14.8)%	(27.0)%
SLAD	3.2%	(68.2)%	(37.8)%	(3.0)%	(26.7)%
TOTAL, excl. Venezuela	(4.5)%	(51.0)%	(27.2)%	(7.9)%	(22.3)%

Arcos Dorados’ presents consolidated and Caribbean division results excluding Venezuela due to the heavy distortions caused by Venezuela’s macroeconomic volatility, including the ongoing hyperinflationary environment and its heavily regulated currency.

The sequential improvement in quarterly sales performance established during the third quarter continued during the fourth quarter, despite the difficult comparison with the strong finish in 2019. The Company was able to operate at least one sales segment in nearly all restaurants, as well as the vast majority of its dessert centers, throughout most of the quarter.

2021 Outlook

The Company’s 2021 Outlook reflects its current expectations, which are subject to a series of variables outside its control. The Company assumes no obligation to update or revise this outlook.

Openings and Modernizations

The Company expects to open between forty and fifty new restaurants in 2021. At least 80% of the new restaurants will be free-standing units and around 80% of the openings will be in Brazil. It also expects to continue modernizing existing restaurants and opening additional dessert centers and McCafé locations.

Capital Expenditures

Arcos Dorados’ development capital expenditures include the opening of new restaurants, dessert centers and McCafés as well as the maintenance and modernization of existing restaurants. The Company also invests in non-development capital expenditures related to its information technology licenses, infrastructure and digital capabilities. For 2021, the Company expects total capital expenditures to be between $110 and $130 million to be fully-funded with cash generated from operations.

McDonald’s – Master Franchise Agreement (“MFA”) and Growth Support

On December 18, 2020, the Company reached an agreement with McDonald’s Corporation (“McDonald’s”) in-line with the above outlooks for new restaurant openings and capital expenditures in 2021. As part of the agreement, McDonald’s will also provide the Company with Growth Support during the year, which is expected to result in a consolidated effective royalty rate of about 5.3% of sales in 2021. Earlier in 2020, the Company also received a waiver from McDonald’s through the end of 2021 related to the MFA’s leverage ratio requirements.

Capital Structure

The Company expects to report a year-end 2020 Net Debt to Adjusted EBITDA ratio better than previously projected. Mainly as a result of a projected recovery in its Adjusted EBITDA, the Company continues to expect its year-end 2021 Net Debt to Adjusted EBITDA ratio to approach the high end of its historical target range of 2.0x to 2.5x.

On December 11, 2020, the Company renewed its $25 million revolving credit facility with JPMorgan through December 11, 2021. The credit facility has an interest rate of LIBOR + 3.0%.

For additional details on the composition of its debt, please refer to the Company’s filings with the SEC on forms 6-K and 20-F as well as its investor website: www.arcosdorados.com/ir.

Investor Update Webcast

A webcast to discuss the information contained in this press release will be held today, January 21, 2021, at 10 a.m. EST. In order to access the webcast, members of the investment community should follow this link Arcos Dorados Investor Update.

A replay of the webcast will be available later today through March 21, 2021 in the investor section of the Company’s website: www.arcosdorados.com/ir.

Investor Relations Contact	Media Contact
Dan Schleiniger	David Grinberg
VP of Investor Relations	VP of Corporate Communications
Arcos Dorados	Arcos Dorados
daniel.schleiniger@ar.mcd.com	david.grinberg@br.mcd.com

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Definitions:

Systemwide comparable sales growth: refers to the change, measured in constant currency, in our Company-operated and franchised restaurant sales in one period from a comparable period for restaurants that have been open for thirteen months or longer. While sales by our franchisees are not recorded as revenues by us, we believe the information is important in understanding our financial performance because these sales are the basis on which we calculate and record franchised revenues and are indicative of the financial health of our franchisee base.

Constant currency basis: refers to amounts calculated using the same exchange rate over the periods under comparison to remove the effects of currency fluctuations from this trend analysis. To better discern underlying business trends, this release uses non-GAAP financial measures that segregate year-over-year growth into two categories: (i) currency translation, (ii) constant currency growth. (i) Currency translation reflects the impact on growth of the appreciation or depreciation of the local currencies in which we conduct our business against the US dollar (the currency in which our financial statements are prepared). (ii) Constant currency growth reflects the underlying growth of the business excluding the effect from currency translation.

Excluding Venezuela basis: due to the ongoing political and macroeconomic uncertainty prevailing in Venezuela, and in order to provide greater clarity and visibility on the Company’s financial and operating overall performance, this release focuses on the results on an “Excluding-Venezuela” basis, which is non-GAAP measure.

Adjusted EBITDA: In addition to financial measures prepared in accordance with the general accepted accounting principles (GAAP), within this press release and the accompanying tables, we use a non-GAAP financial measure titled ‘Adjusted EBITDA’. We use Adjusted EBITDA to facilitate operating performance comparisons from period to period.

Adjusted EBITDA is defined as our operating income plus depreciation and amortization plus/minus the following losses/gains included within other operating income (expenses), net, and within general and administrative expenses in our statement of income: gains from sale or insurance recovery of property and equipment; write-offs of property and equipment; impairment of long-lived assets and goodwill; reorganization and optimization plan expenses; and incremental compensation related to the modification of our 2008 long-term incentive plan.

We believe Adjusted EBITDA facilitates company-to-company operating performance comparisons by backing out potential differences caused by variations such as capital structures (affecting net interest expense and other financial charges), taxation (affecting income tax expense) and the age and book depreciation of facilities and equipment (affecting relative depreciation expense), which may vary for different companies for reasons unrelated to operating performance. For more information, please see Adjusted EBITDA reconciliation in Note 9 of our previous quarter-end financial statements (6-K Form) filed with the S.E.C.

About Arcos Dorados

Arcos Dorados is the world’s largest independent McDonald’s franchisee, operating the largest quick service restaurant chain in Latin America and the Caribbean. It has the exclusive right to own, operate and grant franchises of McDonald’s restaurants in 20 Latin American and Caribbean countries and territories with more than 2,200 restaurants, operated by the Company or by its sub-franchisees, that together employ over 100 thousand people (as of 09/30/2020). The Company is also committed to the development of the communities in which it operates, to providing young people their first formal job opportunities and to utilize its Scale for Good to achieve a positive environmental impact. Arcos Dorados is listed for trading on the New York Stock Exchange (NYSE: ARCO). To learn more about the Company, please visit the Investors section of our website: www.arcosdorados.com/ir.

Cautionary Statement on Forward-Looking Statements

This press release contains forward-looking statements. The forward-looking statements contained herein include statements about the Company’s business prospects, its ability to attract customers, its affordable platform, its expectation for revenue generation and its outlook and guidance for 2021. These statements are subject to the general risks inherent in Arcos Dorados' business. These expectations may or may not be realized. Some of these expectations may be based upon assumptions or judgments that prove to be incorrect. In addition, Arcos Dorados' business and operations involve numerous risks and uncertainties, many of which are beyond the control of Arcos Dorados, which could result in Arcos Dorados' expectations not being realized or otherwise materially affect the financial condition, results of operations and cash flows of Arcos Dorados. Additional information relating to the uncertainties affecting Arcos Dorados' business is contained in its filings with the Securities and Exchange Commission. The forward-looking statements are made only as of the date hereof, and Arcos Dorados does not undertake any obligation to (and expressly disclaims any obligation to) update any forward-looking statements to reflect events or circumstances after the date such statements were made, or to reflect the occurrence of unanticipated events.